Avanos Medical, Inc. 5405 Windward Parkway Suite 100 South Alpharetta, GA 30004
January 17, 2020
VIA EMAIL AND REGULAR MAIL
Mr. Michael Fay
Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street NE
Washington, D.C. 20549
Re:    Avanos Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 26, 2019
File No. 001-36440
Dear Mr. Fay:
This letter is in response to the December 20, 2019 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). We appreciate the Commission allowing the Company an extension of time, until January 17, 2020, to respond to the letter.
For convenience, the Staff’s comments are copied below, followed by the Company’s response.
Item 8. Financial Statements and Supplementary Data
Note 1: Revenue Recognition and Accounts Receivable, page 39
Staff Comment No. 1
In response to prior comment 2 you reference the requirements of Item 101(c)(1)(i) of Regulation S-K, which refers to disclosure of the amount or percentage of total revenue. We note that you only disclose that these categories accounted for more than 10% of total sales. Please clarify how your disclosure complies with the guidance in Item 101 of Regulation S-K.
Company Response:
In future filings, beginning with the Company’s Form 10-K for the Year Ended December 31, 2019, we will disclose the percentage of net sales for each product category in compliance with the guidance in Item 101 of Regulation S-K. The disclosure will be substantially similar to the example attached hereto in Exhibit A.
Staff Comment No. 2
In response to comment 2 you state that you considered the disclosure requirement in ASC 280-10-50-40 and concluded that the Pain Management and Chronic Care categories each represent a group of similar products. Based on the products on your website, it is not clear how these categories each represent a group of similar products. Please provide us your analysis of how you determined that these are similar products, including the specific factors you considered.
Company Response:
The Company discloses revenue aggregated at the Chronic Care and Pain Management product portfolio level. As noted in our response to the Staff’s first comment above, each of these portfolios include two smaller product categories that share similarities and generally consistent profit margins. Each of our product categories are described in the following paragraphs.

Mr. Michael Fay
Securities and Exchange Commission

Chronic Care
The Chronic Care portfolio provides minimally invasive devices for patients in need of critical feeding and breathing therapies. Chronic Care is composed of two product categories that address needs in the areas of (i) digestive health and (ii) respiratory health.
Digestive health provides enteral, nasogastric and nasointestinal feeding solutions, primarily through feeding tubes under various brands. Our feeding tubes include Mic-Key enteral feeding tubes, Cortrak feeding tubes and placement system and our recently-acquired NeoMed neonatal and pediatric feeding tubes. The Cortrak placement system uses a hardware component that is sold as capital equipment to hospitals and can be used for approximately five years before needing replacement. As a result, the sales of the hardware component are not significant in comparison to the net sales of the product category. In addition to feeding tubes, digestive health also includes related endoscopic and diagnostic accessories and supplies.
Respiratory health provides airway management devices designed to reduce the risk of ventilator-associated events (“VAEs”). Respiratory health devices are primarily closed-suction catheters and endotracheal tubes under the Microcuff, Ballard and our recently-acquired Endoclear brands. Respiratory health also includes related accessories and supplies, including oral care kits for ventilated patients.
While ASC 280-10-50-40 does not provide guidance for determining if products are similar, we determined the proper level of aggregation of these products using the aggregation criteria in ASC 280-10-50-11 by analogy as follows:
(a) Nature of the products: While these devices address differing needs, they provide clinically necessary, life-sustaining therapies to patients. Devices in both categories are essentially tubing that go into the body to provide feeding to the patient, or to remove respiratory infection-causing fluids from the body.
(b) Nature of the production processes: Most of this tubing, for both the digestive and respiratory health product categories, is made from various polymers and is internally hand-assembled in common facilities in sterile environments. Besides the polymer components, there is one hardware component that is purchased from a contract manufacturer. Net sales of this component are insignificant in size relative to the net sales of the Chronic Care portfolio.
(c) Type or class of customer: The end-customers for both product categories within the Chronic Care portfolio products are critical care physicians and staff, interventional radiologists and nursing staff.
(d) Distribution methods: The distribution method for both product categories within the Chronic Care portfolio is primarily through medical and surgical distributors.
(e) Regulatory environment: Both product categories in the Chronic Care portfolio are regulated as Class 2 medical devices by the U.S. Food and Drug Administration (“FDA”).
Based on the preceding, management believes that aggregation of the digestive health and respiratory health product categories is appropriate. A tabular summary of the assessment of our Chronic Care product portfolio is attached hereto as Exhibit B.
Pain Management
Our Pain Management portfolio provides non-opioid, pain reduction and healing recovery solutions for patients with acute or chronic pain. Pain Management is composed of two primary product categories: (i) acute pain and (ii) interventional pain.
Acute pain, which is sometimes referred to as surgical pain (including prior disclosures on Forms 10-K and 10-Q and our website, which describes “Acute/Surgical Pain Solutions”), provides pain management therapies following a surgery or injury and IV infusion systems (IV therapy). The primary product within acute pain is our On-Q elastomeric pain medication delivery pumps. IV therapy products are essentially the same elastomeric pump as On-Q, but are used to administer other medications, primarily chemotherapy and antibiotics. Acute pain also includes GameReady cold and compression therapy systems. GameReady products are complementary to other acute pain products and are used to treat patient pain in a post-surgical setting or following an orthopedic injury.
Interventional pain, which is sometimes referred to as chronic pain, provides therapies for chronic joint pain. Interventional pain devices are primarily associated with our Coolief pain therapy, which uses a radio-frequency (“RF”) generator, a hardware component that is sold as capital equipment to hospitals and orthopedic specialists that can be used for approximately five years before needing replacement. As a result, the sales of RF generators is not significant in comparison to net sales of the product category.

Mr. Michael Fay
Securities and Exchange Commission

While ASC 280-10-50-40 does not provide guidance for determining if products are similar, we determined the appropriate level of aggregation of these product categories using the aggregation criteria in ASC 280-10-50-11 by analogy as follows:
(a) Nature of the products: The primary similarity relates to the nature of the devices themselves and the need that they address. All pain management devices provide physician preferred, discretionary and non-opioid therapies that are focused on improved therapeutic outcomes. Our Pain Management portfolio helps fill a need to provide pain relief solutions that minimize or eliminate the need for opioids. There are numerous clinical studies published on our non-opioid pain management therapies and we make heavy R&D investments in our Pain Management portfolio.
(b) Nature of the production processes: Within the Pain Management portfolio, there are hardware components, which are purchased from contract manufacturers from their sterile environments. Of the disposable components, most are hand-assembled in our facilities in sterile environments.
(c) Type or class of customer: End customers for both product categories in the Pain Management portfolio are primarily orthopedic surgeons, interventional pain physicians and anesthesiologists.
(d) Distribution methods: Products from both product categories within the Pain Management portfolio are primarily sold direct to the end customers.
(e) Regulatory environment: Both product categories in the Pain Management portfolio are regulated as Class 2 medical devices by the FDA.
Based on the preceding, management believes that aggregation of acute pain and interventional pain product categories is appropriate. A tabular summary of the assessment of our Pain Management portfolio is attached hereto as Exhibit C.
In conclusion, management believes that disclosure of revenue by Chronic Care and Pain Management is, in our judgment, the appropriate level of disaggregation under the rules. As the product portfolio grows or evolves, we may re-evaluate for further disaggregation and appropriate disclosure.

If you have any further questions or comments regarding the Company’s response to the Staff’s comments, please contact me at (470) 448-5578 or via email at renato.negro@avanos.com.

Avanos Medical, Inc.
By:	/s/ Renato Negro
Renato Negro Vice President and Controller
cc:    John Wesley, Senior Vice President and General Counsel, Avanos Medical, Inc.

EXHIBIT A
Introduction
The following disclosure will comply with the guidance in Item 101 of Regulation S-K and will appear in Part I, Item 1. Business.
Item 1.     Business
Overview
Avanos Medical, Inc., formerly Halyard Health, Inc., is a medical technology company focused on delivering clinically superior breakthrough medical device solutions to improve patients’ quality of life. Headquartered in Alpharetta, Georgia, Avanos is committed to addressing some of today’s most important healthcare needs, such as reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market clinically superior solutions in more than 90 countries around the globe.
We conduct our business in one operating and reportable segment that provides our medical device products to healthcare providers and patients in more than 90 countries with manufacturing facilities in the United States, Mexico, France, Germany and Tunisia.
We provide a portfolio of innovative product offerings focused on chronic care and pain management to improve patient outcomes and reduce the cost of care.
Chronic care is a portfolio of products that includes (i) digestive health products and (ii) respiratory health products. The digestive health product category accounted for __% of our consolidated net sales in the year ended December 31, 2019 and 37% in each of the years ended December 31, 2018 and 2017. Digestive health products include our Mic-Key enteral feeding tubes, Corpak patient feeding solutions and our recently acquired NeoMed neonatal and pediatric feeding solutions. The respiratory health category accounted for __% of our consolidated net sales in the year ended December 31, 2019 and 22% in each of the years ended December 31, 2018 and 2017, respectively. Respiratory health products include closed airway suction systems and other airway management devices under the Ballard, Microcuff and recently-acquired Endoclear brands.
Pain management is a portfolio of products that includes (i) acute pain products and (ii) interventional pain solutions. The acute pain product category accounted for __%, 26% and 28% of our consolidated net sales in the years ended December 31, 2019, 2018 and 2017, respectively. Acute pain includes On-Q surgical pain pumps and Game Ready cold and compression therapy systems. Our interventional pain product category accounted for __%, 14% and 13% of our consolidated net sales in the years ended December 31, 2019, 2018 and 2017, respectively. Interventional pain provides minimally invasive pain relieving therapies, such as our Coolief pain therapy.

EXHIBIT B

Chronic Care
	Digestive Health	Respiratory Health
	– Provides enteral, nasogastric and nasointestinal patient feeding solutions.	– Provides airway management devices designed to reduce the risk of VAEs.
Products	– Feeding tubes (Mic-Key, Corpak, NeoMed) – Supplies and accessories: – Endoscopy – Diagnostic	– Closed suction systems and endotracheal tubes (Microcuff, Ballard, Endoclear) – Supplies and accessories: – Oral care kits for ventilated patients – Other respiratory supplies
Nature of products / addressable need	– Patient-required devices – Necessary life-sustaining treatment
Production processes	– Non-automated, hand-assembly using molded or extruded parts made of various polymers – Internally manufactured in common facilities – Manufactured in tightly-controlled and sterile environments
Type or class of customer	Professional healthcare providers: – Critical care physicians and staff – Interventional radiologists – Nursing staff
Distribution methods	Primarily through medical and surgical distributors
Regulatory environment	Class 2 medical devices regulated by the FDA

EXHIBIT C

Pain Management
	Acute Pain	Interventional Pain
	– Provides pain management therapies following a surgery or injury	– Provides therapies for chronic joint pain.
Products	– Surgical pain pumps (On-Q) – GameReady cold/compression systems – IV therapy / infusion products – Supplies and accessories	– Coolief probes – Standard radio-frequency (“RF”) pain therapy products – RF equipment – Supplies and accessories: – Needles, kits and trays – Other supplies
Nature of products / addressable needs	– Focused on physician-preferred, discretionary therapeutic outcomes – Non-opioid – Clinically oriented – Subject of clinical studies – Heavy R&D investment
Production processes
Disposable components:
–
Non-automated, hand-assembly in tightly controlled sterile environments

Hardware components:
–
Hardware components purchased from contract manufacturers with readily available supply

Type or class of customer	Professional healthcare providers: – Orthopedic surgeons – Interventional pain physicians – Anesthesiologists
Distribution methods	Primarily direct to hospitals, clinics or professional healthcare providers
Regulatory environment	Class 2 medical devices regulated by the FDA